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SEC Mail Processing Section

FEB 29 2016

Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Creative Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Burritts Landing
(No. And Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Winston Allen — 203-227-4897 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Sanders Goldberg
Nikpour Cohen & Sullivan, CPA's, PLLC
(Name - *if individual state last, first, middle name)*

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Winston Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Investor Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





Signature

SANTA PALOMINO
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2017

Notary Public

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.



***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Creative Investor Services, Inc.

Table of Contents



December 31, 2015

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities And Exchange Commission	11
Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Exempt)	12
Computation of Net Capital (included in Part II X-17A-5)	13
Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report	14
Rule 15c3-3 Exemption Report	15


RSGNC&S
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Creative Investor Services, Inc.

We have audited the accompanying financial statements of Creative Investor Services, Inc. (a Connecticut company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Creative Investor Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Creative Investor Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Creative Investor Services, Inc.'s financial statements. The supplemental information is the responsibility of Creative Investor Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 26, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Creative Investor Services, Inc.
Statement of Financial Condition
As of December 31, 2015

ASSETS

Current Assets	
Cash	$ 12,331
Total Assets	$ 12,331

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ -
Shareholder's equity:	
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding	1,000
Additional paid in capital	14,154
Accumulated Deficit	(2,823)
Total Liabilities and Shareholder's Equity	$ 12,331

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Statement of Operations
For the Year Ending December 31, 2015

Revenue:	
Commissions	$ 1,226
Other Income	613
	1,839
Total Revenue	
Expense:	
Administrative Fees	1,000
Regulatory Fees	10
Total Expense	1,010
Net Income	$ 829

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Statement of Changes in Member's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2015	$ 1,000	14,154	(3,652)	$ 11,502
Net Income			829	829
Balance, December 31, 2015	$ 1,000	14,154	(2,823)	$ 12,331

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	829
NET CASH PROVIDED BY OPERATING ACTIVITIES		-
NET INCREASE IN CASH		829
Cash, at Beginning of Year		11,502
Cash, at End of Year	$	12,331

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 - Organization and Nature of Business

Creative Investor Services, Inc. (the "Company") is a corporation organized under the laws of the State of Connecticut.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes

The Company has elected "S" corporation status. Therefore, no provisions for federal or state taxes are made by the Company. Shareholders of an "S" corporation are individually taxed on their pro-rata share of the Company's earnings.

Creative Investor Services, Inc.
Notes to Financial Statements
December 31, 2015

Note 2 - Summary of Significant Accounting Policies (cont'd.)

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash. Liabilities consist of accounts payable and accrued expenses.

Cash Balances

The Company considers cash balances maintained with the bank to be cash; such balances are fully insured.

Note 3 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company had net capital of $12,331 which exceeded its requirement of $5,000 by $7,331. Aggregate indebtedness was $0.

Note 4 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Creative Investor Services, Inc.
Notes to Financial Statements
December 31, 2015

Note 4 - Fair Value (cont'd.)

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Creative Investor Services, Inc.
Notes to Financial Statements
December 31, 2015

Note 5 - Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2016. Subsequent events have been evaluated through this date.

Creative Investor Services, Inc.
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
Year Ended December 31, 2015

Net Capital	
Net Capital	$ 12,331
Total Net Capital	$ 12,331
Aggregate Indebtedness	
Accounts Payable	$ -
Total Aggregate Indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum Dollar Net Capital Required	$ 5,000
6.667% of Aggregate Indebtedness	-
Excess Net Capital	$ 7,331
Ratio of Net Capital to Aggregate Indebtedness	-

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

See independent auditors' report.

Creative Investor Services, Inc.
Information Relating to the Possession or
Control Requirements Under SEC Rule 15c3-3

As of December 31, 2015

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company does not clear securities transactions or carry customers accounts on a fully disclosed basis and thus qualified under the Section k(2)(i) exemption from the requirements of SEC Rule 15c3-3.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2015.

Creative Investor Services, Inc.
Statement Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2015

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2015)

Net Capital, as Reported in Company's Part IIA (unaudited) FOCUS Report	$ 12,331
Audit Adjustments	
Other Audit Adjustments	
Net Capital, as Audited	$ 12,331

No material differences exists between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5 Part II-A.

See independent auditors' report.


RSGNC&S
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Creative Investor Services, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Creative Investor Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Creative Investor Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Creative Investor Services, Inc. stated that Creative Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Creative Investor Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creative Investor Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 26, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Creative Investor Services, Inc.
Exemption Report for Broker-Dealers under Rule 15c3-3
Of the Securities and Exchange Commission

December 31, 2015

Creative Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. Sec 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3; and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3; (exemption provision pursuant to Paragraph (k)(2)(i) throughout the most recent fiscal year without exception).

Creative Investor Services, Inc.

I, Winston Allen, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: Winston Allen
Title: President

February 26, 2016

See accompanying report of independent registered public accounting firm.